

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04009703

February 25, 2004

Stephen E. Brilz
Vice President and Assistant Secretary
Qwest Communications International Inc.
1801 California Street
Denver, CO 80202

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/25/2004

Re: Qwest Communications International Inc.
Incoming letter dated January 16, 2004

Dear Mr. Brilz:

This is in response to your letter dated January 16, 2004 concerning the shareholder proposal submitted to Qwest by Howard Rickman and Eldon H. Graham. We also have received a letter on the proponents' behalf dated February 11, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Cornish Hitchcock
5301 Wisconsin Avenue, NW
Suite 350
Washington, DC 20015

1037949


Qwest.
Spirit of Service

Stephen E. Brilz
Qwest
1801 California Street
Denver, Colorado 80202

January 16, 2004

BY HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Qwest Communications International Inc. – Stockholder Proposal of Howard Rickman and Eldon H. Graham

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Qwest Communications International Inc., a Delaware corporation (the "Company"), respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the Company excludes from its proxy materials for its 2004 Annual Meeting of Stockholders (the "Proxy Materials") a stockholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by Howard Rickman and Eldon H. Graham (the "Proponents"). The Company intends to file a definitive copy of the Proxy Materials with the Commission eighty or more days after the date of this letter.

In accordance with Rule 14a-8(j), enclosed herewith for filing are six copies of this letter and its exhibit. By delivery of a copy of this letter to the Proponents, in accordance with Rule 14a-8(j), the Company hereby notifies the Proponents of its intention to exclude the Proposal and Supporting Statement from the Proxy Materials.

As discussed more fully below, the Company believes that it may exclude the Proposal and Supporting Statement from the Proxy Materials (a) pursuant to Rule 14a-8(i)(6) because the Company lacks the power to implement the Proposal and (b) pursuant to Rule 14a-8(i)(3) because the Proposal and Supporting Statement violate Rule 14a-9 promulgated under the Exchange Act, which prohibits materially false or misleading statements in proxy soliciting materials.

I. Proposal

The Proposal, a copy of which is attached hereto as *Exhibit A*, reads in part as follows:

> REQUIRE TWO-THIRDS MAJORITY OF INDEPENDENT DIRECTORS
>
> RESOLVED: The shareholders urge the Board of Directors to amend Qwest's corporate governance guidelines to provide that the Board shall nominate director candidates such that, if elected, a two-thirds majority of directors would be independent.
>
> For this purpose, the definition of "independent" should be no less strict than the standard adopted by the Council of Institutional Investors . . . .

II. Reasons for Exclusion

A. Rule 14a-8(i)(6) – The Company Lacks the Power to Implement the Proposal

Rule 14a-8(i)(6) permits the exclusion of a stockholder proposal from a company's proxy materials if "the company would lack the power or authority to implement the proposal." As a Delaware corporation, the Company is governed by the Delaware General Corporation Law (the "DGCL"). Section 211 of the DGCL provides that a company's directors are elected only by its stockholders. In addition, under Section 141(k) of the DGCL, only stockholders, not the board of directors, have the power to remove directors. Accordingly, the Company's stockholders determine who serves on the Company's Board of Directors (the "Board").

The Staff has consistently concluded that proposals seeking to impose qualifications on directors are excludable under Rule 14a-8(i)(6) because it is beyond a company's power to ensure the election of a particular person or type of person to its board of directors. *See, e.g.*, Alcide Corp. (Aug. 11, 2003) (permitting exclusion of a proposal requiring that each member of the compensation committee of the board of directors be independent); Archon Corp. (Mar. 16, 2003) (permitting exclusion of a proposal requesting that the board of directors take such action as may be necessary to effect a policy that a majority of the board members representing common shareholders be independent and certain committees be established consisting entirely of independent directors); and Marriott Int'l, Inc. (Feb. 26, 2001) (permitting exclusion of a proposal that the board of directors adopt a policy requiring that two-thirds of directors be independent). On the other hand, the Staff has refused to concur with companies seeking to exclude similar proposals that contain exceptions for contingencies outside a company's control or that are written as recommendations, as opposed to absolute requirements. *See, e.g.* General Electric Co. (Feb. 5, 2003) (refusing to concur in the exclusion of a proposal urging the board of directors to adopt a policy requiring all members of the compensation and nominating committee to be independent, provided that compliance with the policy was excused during periods in which the board did not contain enough independent directors to serve on the committee); Duke Realty Corp. (Feb. 7, 2002) (refusing to concur in the exclusion of a proposal requesting that the board set a goal of establishing a board with at least two-thirds independent directors); Archer-Daniels-Midland Co. (Aug. 10, 2001) (refusing to concur in the exclusion of a proposal recommending that one-third of the company's board nominees consist of individuals from particular age groups); and General Electric Co. (Feb. 5, 2003) (refusing to concur in the exclusion of a proposal recommending that independent directors be nominated by the board for key board committees to the fullest extent possible). Additionally, as the Staff noted in Staff Legal Bulletin No. 14 (July 13, 2001), stockholder proposals containing mandatory requirements are less likely to withstand challenges based on the factors set forth in Rule 14a-8.

The Proposal is substantially the same as the proposals at issue in Alcide Corp., Archon Corp. and Marriott Int'l, Inc., in that the Proposal effectively imposes a qualification on the Company's directors. Although the Proposal technically relates to the Board's nominees for director, in the absence of a contested election, the Board's nominees are universally elected to the Board. Therefore, by imposing a qualification on the director nominees, the Proposal in fact imposes a qualification on the Company's directors. It appears that the Proponents also consider this an inconsequential distinction. Both the Proposal and the Supporting Statement discuss director and nominee qualifications interchangeably. For example, the Proposal's title, "*Require Two-Thirds Majority of Independent Directors*," clearly suggests that the Proposal relates to director qualifications. However, as noted above, the Proposal technically relates to nominee qualifications. Additionally, the Supporting Statement begins with various statements about director qualifications, but concludes with a statement concerning the nominee qualifications. Finally, the Proposal is more susceptible to exclusion under Rule 14a-8 because it is contains mandatory requirements, rather than recommendations. For example, the Proposal and Supporting Statement use obligatory phrases such as "require," "shall" and "ensure." Additionally, the Proposal contemplates an amendment to the Company's corporate governance guidelines, which makes the Proposal more binding than if it were simply a recommendation.

The Company acknowledges that the Staff has refused no-action relief with respect to stockholder proposals that relate to qualifications for director nominees. *See, e.g.,* Duke Realty Corp. (Feb. 7, 2002); Archer-Daniels-Midland Co. (Aug. 10, 2001); and General Electric Co. (Feb. 5, 2003). However, the proposals at issue in Duke Realty Corp., Archer-Daniels-Midland Co. and General Electric Co. are distinguishable from the Proposal in that each of those proposals was expressed as a recommendation, while the Proposal is clearly a strict requirement.

The Company believes that the Proposal is identical in substance to the proposals addressed by the Staff in Alcide Corp., Archon Corp. and Marriott Int'l, Inc. and accordingly is properly excludable from the Proxy Materials under Rule 14a-8(i)(6).

B. Rule 14a-8(i)(3) – The Proposal and Supporting Statement Contain Materially False or Misleading Statements

Under Rule 14a-8(i)(3), a company may exclude a stockholder proposal from its proxy materials "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Specifically, Rule 14a-9 prohibits a company from including any false or misleading statement in its proxy materials or from omitting any material fact that is necessary to prevent the statements in the proxy materials from being false or misleading. In addition, Note (b) to Rule 14a-8(i)(3) states that a statement may be considered misleading within the meaning of Rule 14a-8(i)(3) if it "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Staff has also indicated that a proposal or supporting statement that is otherwise vague, indefinite or incomprehensible may also be excluded pursuant to Rule 14a-8(i)(3).

Several statements in the Supporting Statement are materially false or misleading. The first and second paragraphs of the Supporting Statement, when read together, are misleading because they imply without factual support that certain of the Company's directors are not "*truly* independent," which impugns the character and integrity of the Board without factual foundation. Simply because some of the Company's directors may not satisfy a definition of independence set forth by the Council of Institutional Investors (the "CII Standard"), as opposed to other accepted standards such as the current listing standards of the New York Stock Exchange (the "NYSE Standard"), does not mean the Company's directors are not "*truly* independent."

The second paragraph of the Supporting Statement is also misleading because it is vague and states as a fact a conclusory opinion without providing a factual basis for the opinion or identifying it as such. The Proponents conclude that certain of the Company's directors have or had "non-trivial" financial relationships with the Company. However, their conclusion is vague because the Proponents fail to provide any explanation of what constitutes a "non-trivial" financial relationship. One would reasonably believe that a financial relationship between the Company and a director can be "non-trivial" only if it has a non-trivial impact on the Company or the director. However, the Proponents fail to offer any factual analysis supporting their conclusion that the relationships are non-trivial, presumably because they are not in a position to do so, and fail as well to qualify the statement with language indicating that the statement represents merely their own personal opinion. Although the third through sixth paragraphs of the Supporting Statement (beginning with "Board independence," "The lack of," "In addition to" and "Two additional") set forth various relationships between the Company and certain of its directors, the Proponents do not offer any analysis of those relationships under the CII Standard or the NYSE Standard. Instead, the statements conclusively state or imply that those relationships impair the independence of the directors involved – even though the dollar amounts involved in such relationships are trivial relative to the size of the Company, and even though there is no explanation as to why or how such relationships provide any director with a personal benefit that could possibly impair his or her independence. The Company believes that the relationships cited by the Proponents, contrary to their assertions, are not significant from its perspective or any director's, and therefore do not impair independence. When taken as a whole, the statements give the Company's stockholders the false impression that at least seven of the Company's directors are necessarily not independent under the CII Standard. On the contrary, any determination as to whether these directors are independent under the CII Standard is not a subject toward which the Proponents have anything helpful to say. .

Finally, the statement that "[a]lthough Qwest claims a majority is independent under the NYSE's new minimum listing standards" in the penultimate paragraph of the Supporting Statement is misleading because it implies that the Board acted improperly in determining that each of the Company's eleven outside directors is independent under the NYSE Standard, which impugns the character and integrity of the Board without factual foundation.

The above-noted statements, when taken together, constitute a majority of the Proposal and Supporting Statement. Staff Legal Bulletin No. 14 (July 13, 2001) states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Accordingly, as the Proposal and Supporting Statement, taken together, would require extensive editing to bring them into compliance with Rule 14a-9, the Company believes that it may exclude the Proposal and Supporting Statement in their entirety from the Proxy Materials. Alternatively, if the Staff disagrees with the Company's view, then the Company submits that the materially false and misleading statements noted above may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3).

III. Conclusion

For the reasons set forth above, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if Company excludes the Proposal and Supporting Statement from the Proxy Materials. If the Staff disagrees with the Company's view that the Proposal and Supporting Statement may be excluded from the Proxy Materials, the Company respectfully requests that it have an opportunity to discuss such decision with the Staff prior to the Staff issuing a formal response.

Please do not hesitate to contact the undersigned at (303) 992-6244 with any comments, questions or requests for additional information regarding the foregoing.

Sincerely,



Stephen E. Brilz
Vice President and Assistant Secretary

cc: Richard N. Baer

Exhibit A

December 24, 2003

Richard N. Baer
Executive Vice President,
General Counsel and Corporate Secretary
Qwest Communications International, Inc.
1801 California Street, 52nd Floor
Denver, CO 80202

Dear Mr. Baer:

We hereby resubmit the enclosed shareholder resolution for inclusion in the Company's 2004 proxy statement, as provided under Securities and Exchange Commission Rule 14a-8.

Our resolution requests that the Board of Directors amend Qwest's corporate governance guidelines to provide that the Board shall nominate director candidates such that, if elected, a two-thirds majority of directors would be independent. We no longer request that only independent directors serve on the Board's compensation and nominating committees, since the Board's governance guidelines now claim to require this.

We are each substantial and long-term shareholders. We have each continuously held shares of common stock currently valued at more than $2,000 for more than one year. We intend to maintain our ownership position through the date of the 2004 Annual Meeting. We plan to introduce and speak for our resolution at the Company's 2004 Annual Meeting, which the Company has indicated will be held May 25.

We thank you in advance for including our proposal in the Company's next definitive proxy statement. If you need any additional information please feel free to contact us.

Sincerely yours,


Howard Rickman


Eldon H. Graham

ENCLOSURE

Submission of Shareholder Resolution for 2004 Annual Meeting

Eldon H Graham, 13629 SE 20th Street, Bellevue, Washington 98005, who owns 2,421 shares of the Company's common stock, and Howard Rickman, 13364 SW Havencrest Street, Beaverton, Oregon 97005, who owns 2,500 shares of the Company's common stock, hereby notify the Company that they intend to introduce the following resolution at the 2004 Annual Meeting for action by the stockholders:

REQUIRE TWO-THIRDS MAJORITY OF INDEPENDENT DIRECTORS

RESOLVED: The shareholders urge the Board of Directors to amend Qwest's corporate governance guidelines to provide that the Board shall nominate director candidates such that, if elected, a two-thirds majority of directors would be independent.

For this purpose, the definition of "independent" should be no less strict than the standard adopted by the Council of Institutional Investors, an association of pension funds with assets over $1 trillion.

Generally, the CII does not view an outside director as "independent" if, during the past five years, the director has been employed by:

the company or an affiliate;

a company-paid advisor or consultant;

a significant supplier, customer or business partner;

a nonprofit that receives significant grants from the company;

a firm whose board includes an executive officer of the company.

SUPPORTING STATEMENT

Among institutional investors there is widespread consensus that a substantial majority of truly *independent* directors (not merely outside directors) is critical to ensure management accountability to shareholders.

Yet at least 7 of Qwest's 12 outside directors (60%) have or recently had non-trivial financial relationships with the Company.

Board independence is particularly critical at Qwest, we believe, because three directors represent the interests of the Company's largest shareholder - Phillip Anschutz. Anschutz, who controls 17% of outstanding shares, and his two employees - Qwest directors Slater and Harvey - are officers of the Anschutz Companies, which engage in joint ventures with Qwest and receive millions of dollars annually in rents and fees from Qwest,

The lack of independence extends beyond Anschutz Company directors, we believe. After the onset of the Qwest accounting scandals, *Business Week* reported that director W. Thomas Stephens, then-chairman of the Audit Committee, "has a potential conflict of interest that has never been disclosed." Just months after Stephens stepped down as Chairman of Mail-Well Inc. (where he remains on the board), the printing company received in 2001 a multi-year, multimillion contract from Qwest. ("A Case of Conflicts at Qwest," April 22, 2002)

In addition to CEO Notebaert, we believe the following directors are not independent:

- Director Stephens, in addition to the Mail-Well transaction, is deputy chairman of a Canadian paper company that Qwest paid $47 million from 2000 through 2002;
- Director Alvarado owns a construction company paid at least $1.3 million by Qwest since 2000;
- Director Anschutz owns Anschutz Company, which received $6.5 million in rent and other fees from Qwest in 2002 and engages in joint ventures with Qwest;
- Director Harvey is President and COO of Anschutz Company;
- Director Slater is Executive Vice President of Anschutz Company;

Two additional outside directors - Khosla and Barrett - are officers of companies that take positions (including control positions) in companies with which Qwest does business.

Although Qwest claims a majority is independent under the NYSE's new minimum listing standard, we believe a stricter standard should apply. In our opinion, Qwest's governance guidelines are inadequate if they allow the Board to nominate a majority of directors with financial relationships or interests in Qwest different from the interests of shareholders generally.

Please VOTE FOR this resolution.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

PLEASE NOTE NEW ADDRESS:
5301 Wisconsin Avenue, N.W. Suite 350
Washington, DC 20015
(202) 364-1050 Fax: (202) 364-9960



11 February 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Qwest Communications International Inc. – Shareholder proposal of Howard Rickman and Eldon H. Graham Concerning Independent Directors

BY HAND

Dear Counsel:

I have been asked to respond on behalf of Howard Rickman and Eldon H. Graham (the "Proponents") to the letter from the Vice President and Secretary of Qwest Communications International Inc. ("Qwest" or the "Company") dated 16 January 2004 ("Qwest Letter"), in which Qwest advises that it plans to omit the Proponents' resolution concerning proxy access for security holder director nominations from the Company's 2004 proxy materials.

Qwest has failed to carry its burden of demonstrating why this exclusion would apply in this context, as it is required to do under Rule 14a-8(g). See Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc., 821 F. Supp. 877, 883 (S.D.N.Y. 1993). For the reasons set forth below, the Proponents respectfully ask that the Division deny the no-action relief that Qwest seeks.

THE PROPONENTS' RESOLUTION

The shareholder proposal is a precatory resolution requesting Qwest's board to nominate a substantial majority of independent directors, using the definition of "independent" adopted by the Council of Institutional Investors in its core principles of corporate governance. The resolution states as follows:

> RESOLVED: The shareholders urge the Board of Directors to amend Qwest's corporate governance guidelines to provide that the Board shall nominate director candidates such that, if elected, a two-thirds majority of directors would be independent.
>
> For this purpose, the definition of "independent" should be no less strict than the standard adopted by the Council of Institutional Investors, an association of pension funds with assets over $1 trillion.
>
> Generally, the CII does not view an outside director as "independent" if, during the past five years, the director has been employed by:
>
>> the company or an affiliate;
>>
>> a company-paid advisor or consultant;
>>
>> a significant supplier, customer or business partner;
>>
>> a nonprofit that receives significant grants from the company;
>>
>> a firm whose board includes an executive officer of the company.

A. Rule 14a-8(i)(6) – Qwest Does Not Lack the Power to Implement the Proposal.

Qwest contends that this proposal seeks to "impose qualifications on directors" and is therefore excludable under Rule 14a-8(i)(6) "because it is beyond a company's power to ensure the election of a particular person or type of person to its board of directors." In support, Qwest cites a series of no-action letters excluding proposals that would have required the election of directors meeting certain qualifications. However, it is clear that the proposal here is both plainly precatory and, more importantly, requests that Qwest's board "nominate candidates such that, if elected, a two-thirds majority of directors would be independent." [emphasis added] Proponents used this same wording in their proposal that appeared on Qwest's proxy for the 2003 annual meeting. Qwest did not seek to omit the proposal last year – but now, upon resubmission – and after the proposal received substantial shareholder support – Qwest claims it is beyond its power to implement. However, it certainly is within a board's power to decide the qualifications of its own slate of nominees.

The no-action letter precedents cited by Qwest do not support the Company's argument that the resolution is beyond the board's power to effectuate. Despite Qwest's insistence that the resolution is somehow mandatory in nature, it obviously is not. It is not a bylaw, and the Qwest Guidelines on Significant Governance Issues that the proposal seeks to amend are just that: guidelines. Qwest's governance guidelines were adopted as a policy by the board of directors in 2003 and can be changed by the board at any time. Moreover, the text of the proposal is clearly precatory. The text says that the shareholders "urge" the board to amend its policy to provide that the board will nominate candidates who, "if elected," would result in a two-thirds majority of the board being independent. If this conditional language makes the proposal excludable, based on Qwest's rationale, then it is difficult to discern how in the future a garden-variety proposal on board or board committee independence could be cast to avoid running afoul of Rule 14a-8(i)(6).

The no-action letters upon which Qwest relies involved resolutions where the proponent sought to have the board ensure the election of individuals possessing certain qualifications. The process of who gets elected, as opposed to who gets nominated, is something that the board cannot control. It is possible that even if the board nominates a slate of independent candidates within the meaning of the resolution, a shareholder may nominate a candidate to run against the board-nominated slate. That candidate may fail to meet the specified independence criteria, but may nonetheless be elected to the Qwest board.

The Division adopted this distinction in the no-action letters that Qwest features in its letter, a point that Qwest fails to acknowledge. Alcide Corp. (11 August 2003); Archon Corp. (16 March 2003); Marriott International, Inc. (26 February 2001). Simply put, the resolutions there sought to require the board to guarantee the election of directors possessing certain qualifications, something the board lacks the power to execute. The resolution at issue here is carefully crafted to avoid that problem, as it focuses on qualifications of nominees, not the directors actually elected, as evidenced by the qualifier that, "if elected," the board would be two-thirds independent. These attributes bring the present resolution closer to proposals that Qwest concedes are valid because they focus on nominee qualifications, not director qualifications. Duke Realty Corp. (7 February 2002); Archer-Daniels-Midland Co. (10 August 2001); General Electric. Co. (5 February 2003).

Qwest's argument that the resolution is mandatory seems to focus on the title that Proponents gave it in their submission letter, which states: "Require two-thirds majority of independent directors." Qwest has not stated, however, whether it intends to publish this caption in its proxy materials, and we note that it is not uncommon for companies to omit similar shareholder-drafted titles from shareholder proposals. Indeed, as a matter of practice, Qwest does not print the shareholder's descriptive titles for shareholder resolutions in its proxy materials. In 2002, when

Proponents first submitted this proposal for publication in Qwest's 2003 proxy, they titled the proposal "Require Majority of Independent Directors." In its proxy materials, Qwest ignored Proponents' caption and titled the resolution as follows: "Proposal No. 6 – Stockholder Proposal." Indeed, all seven stockholder proposals published in Qwest's 2003 proxy were titled generically in this same fashion, consistent with Qwest's usual practice.

Thus, it is somewhat disingenuous for Qwest to argue for omission on a theory that the caption on the Proponent's submission letter (which is unlikely to be printed in Qwest's materials) conveys a meaning independent of the plain meaning of the text of the resolution upon which shareholders will vote. Nor does Qwest claim that this heading is materially false or misleading within the meaning of Rule 14a-8(i)(3). The proponents would not object to Qwest's omission of the heading from the proxy materials (assuming that Qwest intends to publish that heading). In addition, should Qwest decide to change its usual practice and publish the proposed titles of resolutions, Proponents would not object to amending the language to say "Recommending two-thirds majority of independent nominees."

B. Rule 14a-8(i)(3) – Proponents' Supporting Statement is Not False or Misleading.

Qwest contends that three word pairings in Proponents' Supporting Statement (e.g., "truly independent," "non-trivial," "Qwest claims") are materially false and misleading, thereby rendering the proposal excludable in its entirety. However, Qwest both distorts the context of the Proponents' statements and fails to inform the Division that the Supporting Statement presents the factual foundation – director by director – for Proponents' opinion that a majority of Qwest's board is not independent as defined by the standard proposed in the resolution (that is, the definition of director independence adopted by the Council of Institutional Investors). We take each of Qwest's quibbles in turn.

Qwest's initial claim is that the first two paragraphs of Proponents' Supporting Statement, taken together, imply that Qwest's board is not "truly independent" [Qwest's italics] – and that by implying that Qwest's board is not sufficiently independent, Proponents' have "impugn[ed] the character and integrity of the Board without factual foundation." (Qwest letter, at 4). Proponents, frankly, are baffled by this egg-shell-board defense. The offending two paragraphs read as follows:

> Supporting Statement
> Among institutional investors there is widespread consensus that a substantial majority of truly independent directors (not merely outside directors) is critical to ensure management accountability to shareholders.

> Yet at least 7 of Qwest's 11 outside directors (60%) have or recently had non-trivial financial relationships with the Company.

Proponents are not entirely clear how these two paragraphs impugn the board's character and integrity. Nevertheless, we offer three rebuttals to this make-weight claim.

First, the words "truly independent" in paragraph one do not refer specifically to Qwest's board, but to a consensus among institutional investors about the importance of board independence to management accountability at all companies. It also seeks to underscore the point that simply being an outside director is not enough to assure independence under the standards cited in the resolution. The paragraph is background for Proponents' analysis of the composition of Qwest's board, which begins in the second paragraph.

Second, even if Proponents had actually opined that they do not believe Qwest's board is "truly independent," such an opinion is the entire point of shareholder proposals seeking board independence. By Qwest's logic, Proponents could only submit such a proposal to a company that did indeed have a substantial majority of truly independent directors – because if they stated their belief that some directors were not sufficiently independent, this opinion would somehow "impugn the character and integrity of the board." Indeed, if Qwest has any valid concern here, it must be with respect to the factual foundation for Proponents' opinion concerning the independence of Qwest's board, to which we now turn.

Third, and more to the heart of the matter, Qwest does not dispute (nor even mention) the factual basis that is presented in the next several paragraphs of the Supporting Statement. Whether or not the assertion that Qwest's board is not completely independent, as Qwest claims, somehow impugns the board's integrity and character, it is an assertion based on undisputed facts disclosed (albeit, not always on a timely basis), by Qwest itself. As the Supporting Statement proceeds, Proponents document the precise disclosure that justifies their belief that each of seven outside directors "have or recently have had non-trivial financial relationships" with Qwest. Beginning in paragraph three of the Supporting Statement – and despite the 500-word limitation – Proponents took care to summarize the financial relationships of each of the seven directors:

> Board independence is particularly critical at Qwest, we believe, because three directors represent the interests of the Company's largest shareholder – Phillip Anschutz. Anschutz, who controls 17% of outstanding shares, and his two employees – Qwest directors Harvey and Slater – are officers of the Anschutz Companies, which engage in joint ventures with Qwest and receive millions of dollars annually in rents and fees from Qwest.

The lack of independence extends beyond Anschutz Company directors, we believe. After the onset of the Qwest accounting scandals, Business Week reported that director W. Thomas Stephens, then-chairman of the Audit Committee, "has a potential conflict of interest that has never been disclosed." Just months after Stephens stepped down as Chairman of Mail-Well Inc. (where he remains on the board), the printing company received in 2001 a multi-year, multimillion contract from Qwest. ("A Case of Conflicts at Qwest," April 22, 2002)

In addition to CEO Notebaert, we believe the following directors are not independent:

- Director Stephens, in addition to the Mail-Well transaction, is deputy chairman of a Canadian paper company that Qwest paid $47 million from 2000 through 2002;
- Director Alvarado owns a construction company paid at least $1.3 million by Qwest since 2000;
- Director Anschutz owns Anschutz Company, which received $6.5 million in rent and other fees from Qwest in 2002 and engages in joint ventures with Qwest;
- Director Harvey is President and COO of Anschutz Company;
- Director Slater is Executive Vice President of Anschutz Company;
- Two additional outside directors – Khosla and Barrett – are officers of companies that take positions (including control positions) in companies with which Qwest does business.

Qwest cannot reasonably dispute these facts, as they have all been disclosed in Company filings with the Commission and repeated in a number of articles in leading financial publications that focused on what Business Week charitably described (in the headline of the article cited in the Supporting Statement) as "A Case of Conflicts at Qwest."[1] In addition to Company filings and media reports, Proponents also

[1] Peter Elstrom, "A Case of Conflicts at Qwest: Audit Committee Members have Questionable Ties," BUSINESS WEEK, April 22, 2002. "On April 1 [2002], Qwest said it would have to take a charge of $20 billion to $30 billion to write off goodwill and that the SEC had launched a second inquiry into its accounting. . . . *Business Week* has learned that the chairman of the company's audit committee . . . has a potential conflict of interest that has never been disclosed in Qwest's financial documents. W. Thomas Stephens is the former chairman and now a director of Mail-Well Inc., an Englewood (Colo.) printing company that got a multimillion-dollar contract from Qwest last December." The article goes on to report that "Stephens is not the only audit committee member with a possible conflict. Linda G. Alvarado,

relied on the November, 2003 analysis of Qwest's board co-authored by former SEC Chief Economist Lynn Turner for Glass Lewis & Company, a shareholder advisory firm. The Glass Lewis report "noted that eight of 12 directors have had business affiliations with Qwest or are insiders," reported the Rocky Mountain News.[2] Proponents' own analysis confirmed the Glass Lewis finding that 8 of Qwest's 12 directors were either insiders or had business relationships with Qwest personally, or through firms that employed them.

Qwest's letter next complains that Proponents used the adjective "non-trivial" to describe "financial relationships" in paragraph two, arguing that this modifier "is vague and states as a fact a conclusory opinion without providing a factual basis for the opinion or identifying it as such." We note that the "non-trivial financial relationships" referred to by plaintiffs are the business ties of the same seven directors listed above. The factual foundation recited above – and the corroboration of the significance of these financial dealings by leading experts (Glass Lewis & Co.) and leading financial publications (e.g., Business Week and The Wall Street Journal) suggests that it is not false and materially misleading to refer to the these financial relationships as non-trivial. For example, in addition to the multimillion dollar Mail-Well contract revealed by Business Week article noted just above, The Wall Street Journal reported that Qwest paid $17 million in 2002 to a paper supplier (Norske Skog Canada Ltd.) that employs director Stephens as vice chairman.[3] In fact, according to Qwest's proxies, the Company paid Norse Skog Canada a total of $47 million from 2000 through 2002. While the Journal report estimated the $17 million paid in 2002 to be only 2% of the paper conglomerate's total sales that year, the typical shareholder would hardly be misled by the claim that $47 million is "non-trivial." Of course, the financial ties between Qwest and the Anschutz Companies – which employ directors Anschutz, Harvey and Slater – are on a far larger scale, according to Qwest proxy disclosures and various news reports. Even Qwest director Alvarado's receipt of $1.3 million is not unquestionably "trivial" either in absolute terms or particularly considering that she is the proprietor of a privately held construction company.

Qwest's final complaint seems to be that because Proponents question the board's reliance on the New York Stock Exchange minimum standard of

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another member, is president of Alvarado Construction Inc., which received $1.3 million from Qwest for construction services in 2000, according to Qwest's proxy statement."

[2] Jeff Smith, "Qwest Board's Objectivity Raises 'Serious Concerns', Shareholder Group Against the Re-election of Anschutz," *Rocky Mountain News*, December 2, 2003. Additional details of the business dealings between Qwest director W. Thomas Stephens and the three Anschutz company directors (Anschutz, Harvey and Slater) were reported in a lengthy article in *The Wall Street Journal*. *See* Phyllis Plitch, "Qwest, Retirees Spar Over Director Independence," *The Wall Street Journal Online*, November 26, 2003.

[3] Phyllis Plitch, "Qwest, Retirees Spar Over Director Independence," *The Wall Street Journal Online*, November 26, 2003.

independence, that Proponents are being "misleading because [this] implies that the Board acted improperly, . . . which impugns the character and integrity of the Board without factual foundation." Once again, it is difficult to credit this complain for several reasons.

First, the Proponents' advocacy of a "stricter standard" for independence than the minimum NYSE listing standard is the very essence of shareholder proposals of this type. And unlike the garden-variety proposal for a substantial majority of directors, Proponents are actually quite explicit about the fact that this boils down to a disagreement about whether a stricter or looser standard should apply. This is why, in its letter (at page 5), Qwest neglects to quote the entire sentence from which it excerpts the supposedly offending language. The remainder of the sentence and paragraph reads as follows:

> Although Qwest claims a majority is independent under the NYSE's new minimum listing standard, we believe a stricter standard should apply. In our opinion, Qwest's governance guidelines are inadequate if they allow the Board to nominate a majority of directors with financial relationships or interests in Qwest different from the interest of shareholders generally. [emphasis added]

Second, Proponents' statement is purely factual. Qwest's Guidelines on Significant Governance Issues adopt a version of the NYSE minimum standard as the Company's standard; and the Company's CEO has publicly claimed that all 11 of its outside directors are "independent" based on the board's application of the NYSE minimum standard.[4] In this context it is clearly not materially misleading if Proponents imply disagreement about whether the adoption of this minimum standard results in a sufficiently independent board – particularly when the next clause in the very same sentence explains that "[proponents] believe a stricter standard should apply." This is an obvious policy disagreement about the degree of independence that should govern two-thirds of directors nominated; and management is certainly entitled (as it did last year) to use its rebuttal statement to assert its opinion, however implausibly, that every outside director on its board is truly independent.

Third, we note that at the time Proponents submitted their proposal, Qwest's Guidelines on Significant Governance Issues were not even as rigorous as the NYSE minimum standard approved by the Commission November 4, 2003. For example, whereas the NYSE standard specifies certain relationships as a bright line test of

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[4] The *Rocky Mountain News* reported the following statement by Qwest Chairman and CEO Richard Notebaert, in response to the Glass Lewis report concluding that 8 of Qwest's 11 outside directors had business affiliations with Qwest: "'It is clear that Qwest's outside board of directors are all currently independent as defined by the New York Stock Exchange, which set the standard for public companies,' Notebaert said in the statement." Jeff Smith, "Qwest Board's Objectivity Raises 'Serious Concerns', Shareholder Group Against the Re-election of Anschutz," *Rocky Mountain News*, December 2, 2003.

independence, Qwest's Guidelines effectively treat those same relationships as a rebuttable presumption that the director is non-independent and explicitly reserves the right of Qwest's "independent" directors to make a determination that the director is "independent" notwithstanding the relationship. Proponents believe this would violate the NYSE minimum listing standard. Qwest's Guidelines also adopt considerably shorter look-back periods than the NYSE standard; whereas the NYSE rule approved by the Commission is currently one year until November 4, 2004 and three years thereafter, Qwest's look-back would only apply to relationships "since the effective date" of Qwest's own Guidelines, which is less than one year (and would be considerably less than three years as of November 4, 2004). There are additional discrepancies as well. Thus, the only false or misleading statements on this issue seem to relate to the public statements by Qwest officers that the Company's board has faithfully adopted and applied the NYSE minimum standard. Indeed, because Qwest's look-back period was considerably shorter than the NYSE standard at the time Qwest's CEO claimed the board determined that all 11 outside directors are "independent," Proponents and other shareholders have no way of knowing if the directors Qwest claims to find "independent" would be considered independent under the actual NYSE minimum standard approved by the Commission.

As a final matter, we address Qwest's claim that the Company may exclude Proponents' Proposal and Supporting Statement "in their entirety" because they would "require detailed and extensive editing to bring them into compliance with the proxy rules," citing Staff Legal Bulletin No. 14 (July 23, 2001). Even if any of the three word pairings discussed above – "truly independent," "non-trivial relationships" and "Qwest claims" – were materially false and misleading, it would obviously not require "detailed and extensive editing to bring them into compliance." Although we believe no change whatsoever to the Supporting Statement is justified, we nevertheless note that two of the three words Qwest complains of ("truly" and "non-trivial") are an adverb and adjective; if the Division felt strongly that these adjectives are materially false or misleading, their deletion would change only the precision and not the basic meaning of the first and second paragraphs. Similarly, Proponents' statement that "Qwest claims a majority is independent" could be changed to "Qwest finds a majority is independent," again by changing one word. We point out the simplicity of these edits not because we believe the Division should seriously consider deleting these three words, but to demonstrate how even in this procedural matter Qwest's claim has no basis in fact or law – and imposes, in our opinion, a needless burden on Proponents (who are individual investors) and on the Division.

Conclusion

Because Qwest has failed to meet its burden of demonstrating that Proponents' resolution may be omitted under Rule 14a-8, the Proponents respectfully ask you to advise Qwest that the Division cannot concur with the Company's objections.

Thank you for your consideration of these points. Please feel free to contact me if additional information is required. I would be grateful as well if you could fax me a copy of the Division's Response once it is issued.

Very truly yours,



Cornish F. Hitchcock

cc: Stephen E. Brilz, Esq.
Mr. Howard Rickman
Mr. Eldon H. Graham

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Qwest Communications International Inc.
Incoming letter dated January 16, 2004

The proposal urges the board to amend Qwest's corporate governance guidelines to provide that the board shall nominate director candidates such that, if elected, a two-thirds majority of directors would be independent as defined.

We are unable to concur in your view that Qwest may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponents must recast the sentence that begins "Yet at least 7 ..." and ends "... relationships with the Company" as the proponents' opinion. Accordingly, unless the proponents provide Qwest with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Qwest omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Qwest may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Qwest may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,



Michael McCoy
Attorney-Advisor